UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
June 17 2015

Pearson to sell PowerSchool to Vista Equity Partners

Pearson plc ("Pearson") today announces that it has agreed the sale of its PowerSchool business to private equity firm Vista Equity Partners ("Vista") for a gross consideration of $350 million, payable in cash. Pearson had announced its intention to explore a sale of PowerSchool in February 2015.

PowerSchool, the leading provider of K-12 student information systems (SIS), supported 15 million students in 73 countries in 2014, and its flagship product, PowerSchool is the most widely used web-based SIS in North America. The transaction also includes other SIS businesses including PowerSchool SMS, Gradespeed and eSIS Forms.

PowerSchool contributed $97 million of revenues and $20 million of operating income to Pearson in the 12 months to 31 December 2014. Over the same period, PowerSchool contributed approximately 1.2 pence to Pearson's adjusted earnings per share.

John Fallon, Pearson's chief executive, said:

"These businesses have been a successful part of Pearson's portfolio, and we wish our colleagues well. The sale of PowerSchool, an administrative system rather than a tool for learning, teaching or assessment, will enable us to focus more directly on learning outcomes, and further simplify Pearson as we make our products more global, digital and scalable."

Robert F. Smith, Chairman and CEO of Vista Equity Partners, said:

"PowerSchool has an impressive track record of delivering innovative, mission-critical products that serve the diverse needs of educators, parents and students around the globe. We are very pleased to welcome PowerSchool into the Vista family, and we look forward to partnering together to build on their success and make an even greater impact on education."

The transaction is expected to close during the third quarter of 2015. Evercore acted as financial adviser to Pearson on this transaction. Morgan Stanley acted as financial adviser to Vista.

Notes to editors

About Pearson
Pearson is the world's leading learning company, with 40,000 employees in more than 80 countries working to help people of all ages to make measurable progress in their lives through learning. For more information about Pearson, visit http://www.pearson.com.

About Vista Equity Partners
Vista Equity Partners, a U.S.-based private equity firm with offices in Austin, Chicago and San Francisco, with more than $14 billion in cumulative capital commitments, currently invests in software, data and technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support towards companies realizing their full potential. Vista's investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For more information, please visit www.vistaequitypartners.com.

For more information:

Pearson
Simon Mays-Smith / Tom Waldron / Brendan O'Grady +44 (0) 20 7010 2310.

Vista Equity Partners
Alan Fleischmann +1 202 507 5846

ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 17 June 2015

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary